Mail Stop 3561

November 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Ali Moussavi
Chief Executive Officer
NT Media Corp.of California, Inc.
7800 Oceanus Drive
Los Angeles, CA 90046

Re: NT Media Corp. of California, Inc.
Form 10-K for the year ended December 31, 2008
Filed May 18, 2009
File No. 0-31012

Dear Mr. Moussavi:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief